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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52139

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 6/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Bensadoun (516) 624-7397
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20, Bethlehem, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jean Bensadoun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Jean Bensadoun, President

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021



Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).
- (x) (g) Computation of Net Capital
  Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Management's assertion letter regarding (k)(2)(i) exemption.

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Year Ended June 30, 2018

YORK STOCKBROKERS, INC

FINANCIAL STATEMENTS

June 30, 2018

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of York Stockbrokers, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of York Stockbrokers, Inc. as of June 30, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of York Stockbrokers, Inc as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of York Stockbrokers, Inc's management. Our responsibility is to express an opinion on York Stockbrokers, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to York Stockbrokers, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of York Stockbrokers, Inc's financial statements. The supplemental information is the responsibility of York Stockbrokers, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as York Stockbrokers, Inc's auditor since 2018.

Bethlehem, PA

August 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

YORK STOCKBROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2018

Assets

Cash and cash equivalents	$	193,759
Accounts receivable		674,521
Fixed assets, (net of accumulated depreciation of $8,294)		7,498
Prepaid expense		16,010
Deferred tax asset		39,303
Security deposits		3,000
Total assets	$	934,091

Liabilities

Accounts payable and accrued expenses	$	706,480
Total liabilities		706,480

Stockholder's equity

Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,442,831
Accumulated deficit		(1,216,220)
Total stockholder's equity		227,611
Total liabilities and stockholder's equity	$	934,091

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF INCOME

For the Year Ended June 30, 2018

Revenue		
Consulting income	$	2,625,240
Commission income		258,731
Other income		14
Total revenue		2,883,985
Expenses		
Commissions to reps		2,438,181
General and administrative		72,773
Professional fees		74,331
Salaries and related taxes		197,156
Regulatory fees		9,730
Depreciation		2,628
Insurance		4,167
Clearing and floor brokerage fees		5,354
Travel and entertainment		25,147
Corporate taxes		26,123
Total expenses		2,855,590
Net income	$	28,395

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended June 30, 2018

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balance, June 30, 2017	1,000	$ 1,000	$ 1,612,831	$ (1,296,835)	$ 316,996
Prior period adjustments				52,220	52,220
Shareholder Distribution			(170,000)		(170,000)
Net income				28,395	28,395
Balance, June 30, 2018	1,000	$ 1,000	$ 1,442,831	$ (1,216,220)	$ 227,611

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2018

Cash flows from operating activities:

Net income	$	28,395

Cash flows from operating activities

Adjustments to reconcile net income:

Depreciation, net prior period adjustment	945
Prior period adjustments	52,220
Decrease (increase) in:	
Accounts receivable	(173,340)
Prepaid expense	(8,610)
Deferred tax asset	(39,303)
(Decrease) increase in:	
Accounts payable and accrued expenses	256,898
Net cash provided by operating activities	117,205

Cash flows from financing activities

Shareholder Distribution	(170,000)
Net cash used in financing activities	(170,000)

Net decrease in cash		(52,795)
Cash and cash equivalents, beginning of year		246,554
Cash and cash equivalents, end of year	$	193,759

Supplemental disclosure:

Cash paid during the year for:

Taxes	$	3,460

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2018

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. YSI is a 100% owned subsidiary of International Asset Allocation Management, LLC. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA (formerly NASD). The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also buys and sells foreign currencies to settle trades at the request of clients and distributes private placements. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) and (k)(2)(ii) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2018 consist of the following:

Computer equipment	$	6,518
Furniture and fixtures		9,273
		15,791
Less: accumulated depreciation		(8,293)
	$	7,498

Revenue and Expense Recognition
The Company records commission revenue and related expenses on a trade date basis.

Fair Value of Financial Instruments
In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). As of June 30, 2018, the Company had no security positions.

Income Taxes
Income taxes are accounted for in accordance with FASB ASC 740: Income Taxes. As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Accounts Receivable
The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectable amounts reflects the amount of loss that can be reasonable estimated by management. As of June 30, 2018, the Company has not recorded an allowance for any potential non-collection.

3. **Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own, and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2018

4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2018 the company had net capital of $127,374, which was $27,374 in excess of SEC required net capital of $100,000.

5.   Commitments and Contingencies

The Company rents office space on a month-to-month basis. The lease may be terminated by the Company upon a three-month written notice. The monthly lease payment is $3,575.

Management represents that the Company does not have any legal liabilities or outstanding legal claims that are required to be accrued or disclosed.

6.   Income Taxes

At June 30, 2018, the Company's deferred tax asset of $39,303 was the result of federal net operating loss carry forwards of $915,095. The net operating loss deductions will expire in various years through June 30, 2036 and the Company is limited to taking a $6,451 deduction each year. Management has determined that no valuation allowance is necessary for the deferred tax asset as of June 30, 2018.

In accordance with US GAAP, the Company has adopted the provisions of FASB ASC 740: Income Taxes. The Company has assessed its income tax positions and has recorded tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. No uncertainties exist that will materially affect management's evaluations at June 30, 2018. The tax years of fiscal 2015, 2016 and 2017 remain subject to examination by federal and state taxing authorities.

7.   Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2018

8. Prior Period Adjustments

A prior period adjustment was made to properly reflect deferred tax asset and prepaid corporate tax as of June 30, 2017. As a result, deferred tax asset was restated from $0 to $49,463 and prepaid taxes was restated from $0 to $1,073, causing an increase in retained earnings of $50,536.

A prior period adjustment was made to properly reflect the reported accumulated depreciation of fixed assets. The prior year accumulated depreciation balances were overstated by $1,684, causing a decrease in retained earnings of $1,684.

9. Concentrations

For the year ended June 30, 2018, approximately 77% of the consulting income was earned from three customers, and 81% of the accounts receivable balance was from three customers.

10. Subsequent Events

The Company has evaluated subsequent events through August 28, 2018, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2018

Stockholders' equity	$ 227,611
Less: non-allowable assets:	
Accounts receivable	34,426
Fixed assets, net	7,498
Security deposits	3,000
Deferred tax asset	39,303
Prepaid expense	16,010
Total non-allowable assets	100,237
Net capital before haircut on securities positions	127,374
Haircut	-
Net capital	127,374
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $100,000)	100,000
Capital in excess of minimum requirement	$ 27,374
Aggregate indebtedness	$ 706,480
Ratio of aggregate indebtedness to net capital	5.55 : 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2018)

Net capital, as reported in Company's Part IIA Focus report (unaudited)	$ 211,271
Audit adjustments (net)	(83,897)
Net capital, per June 30, 2018 audited report, as filed	$ 127,374

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of York Stockbrokers, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) York Stockbrokers, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which York Stockbrokers, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) York Stockbrokers, Inc. stated that York Stockbrokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. York Stockbrokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about York Stockbrokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

YORK STOCKBROKERS, INC.

EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

JUNE 30, 2018

York Stockbrokers, Inc. is a broker-dealer subject to Rule 17a-5 promulgated by the
Securities and Exchange Commission. This Exemption Report was prepared as required by
17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company
states the following:

York Stockbrokers, Inc. operates pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule
15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent fiscal
year without exception.

I, Jean Bensadoun, affirm that, to my best knowledge and belief, this Exemption Report is
true and correct.



Jean Bensadoun, President

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholder of York Stockbrokers, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by York Stockbrokers, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of York Stockbrokers, Inc. for the year ended June 30, 2018 , solely to assist you and SIPC in evaluating York Stockbrokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). York Stockbrokers, Inc.'s management is responsible for York Stockbrokers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com